Filed by Basic Energy Services, Inc.
Commission File No. 001-32693
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6 of
the Securities Exchange Act of 1934
Subject Company: Horsepower Holdings, Inc.
Commission File No.: 333-150895
July 1, 2008
To: Restricted Stockholders of Basic Energy Services, Inc.
     Re: Proposed merger transaction between Basic Energy Services, Inc. and Grey Wolf, Inc.
     You are receiving this notice in connection with the proposed merger transaction between Basic Energy Services, Inc. (the “Company”) and Grey Wolf, Inc. (“Grey Wolf”), which is scheduled to become effective on or about July 15, 2008. As a holder of outstanding shares of restricted stock, you should have already received a copy of the proxy statement dated June 10, 2008 relating to the mergers of the Company and Grey Wolf.
     Pursuant to Section 2.6(d) of the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Grey Wolf and Horsepower Holdings, Inc. (“Holdings”), each share of restricted stock that you own shall be converted into the right to receive 0.9195 shares of Holdings common stock, together with cash in lieu of fractional shares of Holdings common stock (the “Basic Stock Consideration”) and an amount in cash equal to $6.70 (the “Basic Cash Consideration” and, together with the Basic Stock Consideration, the “Basic Merger Consideration”), provided that such shares of Holdings common stock and such cash payable shall be subject to the same vesting or risk of forfeiture provisions to which your shares of restricted stock of the Company are subject immediately prior to the effective time of the merger.
     At your election, which must be timely and properly made as described below, you may choose to receive, instead of the Basic Merger Consideration, for each share of unvested restricted stock of the Company that you own, a number of shares of Holdings common stock equal to the “Basic Adjustment Fraction” (such shares, the “Basic Adjusted Stock Consideration”), provided that each such share of Holdings common stock shall be subject to the same vesting or risk of forfeiture provisions to which your shares of restricted stock of the Company are subject immediately prior to the effective time of the merger.
     Pursuant to the Merger Agreement, “the Basic Adjustment Fraction” is calculated by dividing the (x) average closing price of one share of Basic common stock on the NYSE for the five consecutive day trading period ending on the last trading day immediately preceding the effective time of the merger by (y) the “Notional Surviving Corporation Share Fair Market Value.” The “Notional Surviving Corporation Share Fair Market Value” is calculated by taking (a) the average closing price of one share of Basic common stock on the NYSE for the five consecutive day trading period ending on the last trading day immediately preceding the effective time of the merger, subtracting (b) the Basic Cash Consideration (which is equal to $6.70) and dividing the result by (c) the Basic Exchange Ratio (which is equal to 0.9195).
     The effect of such an election is to cause you to forego the right to receive the Basic Cash Consideration in exchange for additional shares of Holdings common stock.
     In order to elect to receive the Basic Adjusted Stock Consideration in exchange for your shares of restricted stock of the Company, your signed and dated election must be received by the Company no later than Thursday, July 10, 2008, which is three business days prior to the anticipated date of the special meetings of stockholders of each of the Company and Grey Wolf to approve the proposed merger. Attached to this notice, is a form of election that you may execute and return to Jim Tyner, Basic Energy

Services, 500 W. Illinois Ave., 1st Floor, Midland, Texas 79701. If you would like to receive the Basic Merger Consideration in exchange for your shares of restricted stock of the Company, no further action on your part is required.
     If you have any questions regarding the foregoing, please contact Jim Tyner at (432) 620-5500 or by email at jim.tyner@basicenergyservices.com or Joseph Chao at (713) 220-4345 or by email at jchao@andrewskurth.com.
Forward Looking Statements and Additional Information
     This document may include statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that Grey Wolf or the Company expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf and the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Grey Wolf nor the Company intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of Holdings has been filed and declared effective by the SEC. Each of the Company and Grey Wolf has filed a definitive joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other documents containing information about the Company and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, the Company’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the joint proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
     The Company and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of the Company’s stock by its directors and certain of its executive officers is included in its Annual Report on Form 10-K/A filed April 29, 2008 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger are included in the registration statement and the joint proxy statement/prospectus which was filed with the SEC in connection with the proposed transaction.

ELECTION BY RESTRICTED STOCKHOLDER
     The undersigned hereby elects to receive, pursuant to Section 2.6(d) of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated April 20, 2008, by and among Basic Energy Services, Inc. (the “Company”), Grey Wolf, Inc. and Horsepower Holdings, Inc. (“Holdings”), a number of shares of Holdings common stock equal to the “Basic Adjustment Fraction” (as such term is defined in the Merger Agreement) in exchange for each share of unvested restricted stock of the Company held by the undersigned, provided that each such share of Holdings common stock shall be subject to the same vesting or risk of forfeiture provisions to which the undersigned’s shares of restricted stock of the Company are subject immediately prior to the effective time of the merger.
     The undersigned understands and acknowledges that by executing and returning this election to the Company he or she is foregoing the right to receive 0.9195 shares of Holdings common stock and an amount in cash equal to $6.70 in exchange for a number of shares of Holdings common stock calculated in accordance with the Basic Adjustment Fraction as defined in the Merger Agreement.

Signature:

Name:

Date:                      , 2008